Exhibit 99.1

Lucas Announces Fiscal Year 2023 Financial Results with 92.3% Growth, Reaching Revenue at $208M

Conference call will be held today, Monday, April 29 at 4:30pm ET

New York, April 29, 2024 /Globenewswire/ —Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company currently focusing on offering human capital management services, today announced its financial results for the fiscal year of 2023.

Full Year 2023 Financial Highlights

●	Revenues of RMB1,474 million (US$208 million), representing a 92.3% increase versus 2022.
●	Gross margin of 28.4%, representing a 32bps increase versus 2022.
●	Net income of RMB78 million (US$11 million), representing a 115% increase versus 2022.

Recent Operational Highlights

●	Active registered users increased by 48% to 638,020 in 2023 as compared to 2022.
●	Grew corporate customers to 582 in 2023, versus 391 in 2022.
●	Pioneered a transformative approach in recruitment services by integrating Large Language Models (LLMs) with proprietary data to create Generative AI contents.
●	Obtained two additional AI related patents in 2023 and one in 2024, bringing the total number of granted patents to 17.
●	In March 2024, successfully closed the IPO with an offering size of $6.0 million and began trading on the NASDAQ.
●	Announced Professor Wang-chen Wong and Dr. Michael Carter as members of the board of directors.

Management Commentary

Howard Lee, Chief Executive Officer of Lucas, said “We are excited to begin our journey as a public company following the successful completion of our initial public offering in March 2024. We are the largest technology-driven online agent-centric human capital management provider targeting professionals based on PaaS in China. As a company empowered by artificial intelligence, data analytics, and blockchain technologies, Lucas is currently focused on digitalizing and intellectualizing the entire human capital management process. We provide an industry disrupting platform to leverage trusted private social networks of professionals, through which we provide services consisting of recruitment, outsourcing, and other services such as information technology and training.”

“Our revenue growth remains strong. During 2023, total revenues grew by 92.3% driven by the growth in our corporate customers and active registered users, as well as the post COVID recovery in China. Since 2020, we have achieved an impressive revenue cumulative average growth of roughly 86%. We are also focused on profitability as we grew our EPS by 134%. Unlike most of our peers in the artificial intelligence space, we have achieved profitability in each of our last four years. Importantly, our active registered users on our platform increased by 48% during 2023, setting the stage for strong revenue growth for the foreseeable future, not only within human resource services, but in the areas such as IT outsourcing and information services. I expect our organic growth to persist as we continue to disrupt the market, and further expand our growth with accretive acquisitions outside China that will drive value for shareholders.”

Full Year 2023 Financial Results

Total revenue for the fiscal year ended December 31, 2023 was RMB1,474 million (US$208 million), compared to the RMB767 million for the fiscal year ended December 31, 2022, representing a year-over-year growth rate of 92.3%.

●	Recruitment services, which are services fees for filling individual open positions, increased by 59.6% to RMB659 million (US$92.8 million).
●	Outsourcing services, which are services fees for providing overall IT project solutions, increased by 136.5% to RMB714 million (US$100.6 million).
●	Other services, which include the selling of healthcare and training services, increased by 95.5% to RMB101 million (US$14.2 million).

Gross profit margin for the fiscal year ended December 31, 2023 was 28.4% compared to 28.1% in the fiscal year ended December 31, 2022. The increase in gross margins was due to productivity gain as well as a more favorable product mix.

Total operating expenses for the fiscal year ended December 31, 2023 was RMB351 million (US$49.4 million), representing an 91.1% increase compared to the RMB184 million reported in 2022.

Selling and marketing expenses increased by 51.7% compared to 2022 due to continuous investment in brand promotion of our proprietary platforms, Star Career and Columbus for promotion activities that directly contribute to new user growth and acquisition of customer leads.

General and administrative expenses increased by 127.1% compared to 2022 due to increase in user support operation expenses as the user number increased and more experts from various industries were invited to maintain activity level of users, and the increase in professional services expenses related to IPO activities.

Research and development expenses increased by 97.3% compared to 2022 due to continuous investments in AI-enabled technologies including Generative Pre-trained Transformer and related artificial intelligence generated content technologies, and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition.

Net income for the fiscal year ended December 31, 2023 was RMB78.2 million (US$11 million), representing a 115% increase compared to the RMB36.4 million reported in 2022.

Earnings per share in the fiscal year ended December 31, 2023 was US$0.14, representing a 133.7% increase versus 2022.

Conference Call

Date and Time: Monday, April 29, 2024, at 4:30 p.m. ET

Call-in Information: Interested parties can access the conference call by dialing (844) 836-8745 or (412) 317-6797.

Webcast: Interested parties can access the conference call via a live webcast, which is available in the Investor Relations section of the Company’s website at https://ir.lucasgc.com/ or at https://app.webinar.net/mDz45GVdeZl. For participants listening through the webcast, questions can be sent in through the portal using the “Ask a Question” link or by emailing questions to blum@lythampartners.com.

Replay: A teleconference replay of the call will be available until May 6, 2024 at (877) 344-7529 or (412) 317-0088, replay access code 9832113.

Non-GAAP Financial Measures

In addition to financial results reported in accordance with accounting principles generally accepted in the United States of America (“GAAP”), we have provided the following non-GAAP financial measure in this release and the accompanying tables: adjusted EBITDA. We use this non-GAAP financial measures internally to facilitate period-to-period comparisons and analysis of our operating performance and liquidity, and believe it is useful to investors as a supplement to GAAP measures in analyzing, trending and benchmarking the performance and value of our business. However, this measure is not intended to be a substitute for those reported in accordance with GAAP. This measures may be different from non-GAAP financial measures used by other companies, even when similar terms are used to identify such measures. For reconciliations of historical non-GAAP financial measures to the most comparable financial measures under GAAP, see Table A accompanying this release.

About Lucas GC Limited

Lucas GC Limited, an AI technology-driven PaaS company currently focusing on offering human capital management services, is the largest AI technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by artificial intelligence, data analytics, and blockchain technologies, Lucas is committed to digitalizing and intellectualizing the entire human capital management process. Lucas provides a platform to support trusted private social networks of professionals, through which it provides services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. The Company’s users are primarily professionals who work in human resources related functions. The Company’s corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute ‘forward-looking statements.’ The words ‘anticipate,’ ‘believe,’ ‘continue,’ ‘could,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘may,’ ‘plan,’ ‘potential,’ ‘predict,’ ‘project,’ ‘should,’ ‘target,’ ‘will,’ ‘would’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Syra Health specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Investors:

Ben Shamsian

Vice President

Lytham Partners, LLC

646-829-9701

shamsian@lythampartners.com